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October 8, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	China Southern Airlines Company Limited
Form 20-F for the year ended December 31, 2009
Filed May 28, 2010
File No. 001-14660

Dear Mr. Humphrey:

On behalf of China Southern Airlines Company Limited, a company incorporated in the People’s Republic of China (the “Company”), we write to you as a preliminary response to a comment letter dated August 26, 2010 from the staff of the Securities and Exchange Commission (the “Staff”), setting forth the Staff’s comments regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Comment Letter”). We note that the Comment Letter, dated August 26, 2009, requires the Company to respond within ten (10) business days.  Per our telephone discussion with you on September 30, 2010, due to mail delays and the national holidays in the People’s Republic of China, the Company was not able to respond within such time period.  We further note that the Comment Letter was directed to the city of “Guangshou” rather than “Guangzhou”.  Also for future reference, you may fax your comment letters to the Company at +86-20-8665-9040 to avoid further delays.  As we discussed, the Company will prepare an appropriate response to the Comment Letter, and will respond by October 29, 2010.

Please direct any questions or comments regarding the Comment Letter or this letter to the undersigned at +86-10-6561-1788 ext. 702 or Steven Liu at +86-10-6561-1788 ext. 889.

Very truly yours,
DLA Piper UK LLP
Beijing Representative Office

/s/ Chen Qiu

Chen Qiu

Enclosures

cc:	Xu Jie Bo, China Southern Airlines Company Limited
Steven Liu, DLA Piper UK LLP Beijing Representative Office